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________________________________________________________________________________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                AMENDMENT NO. 3
                               (FINAL AMENDMENT)
                                       TO
                                 SCHEDULE 13E-4
                         ISSUER TENDER OFFER STATEMENT
                      PURSUANT TO SECTION 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             TRIARC COMPANIES, INC.
                                (NAME OF ISSUER)

                             TRIARC COMPANIES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                 CLASS A COMMON STOCK, PAR VALUE $.10 PER SHARE
                 CLASS B COMMON STOCK, PAR VALUE $.10 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         CLASS A COMMON STOCK  - 895927
                          CLASS B COMMON STOCK  - NONE
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                BRIAN L. SCHORR
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                             TRIARC COMPANIES, INC.
                                280 PARK AVENUE
                            NEW YORK, NEW YORK 10017
                                 (212) 451-3000

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
           RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON
                               FILING STATEMENT)

                            ------------------------

                                    COPY TO:

                                NEALE M. ALBERT
                    PAUL, WEISS, RIFKIND, WHARTON & GARRISON
                          1285 AVENUE OF THE AMERICAS
                            NEW YORK, NEW YORK 10019
                                 (212) 373-3000

                            ------------------------

                                 MARCH 12, 1999
                  (DATE TENDER OFFER FIRST PUBLISHED, SENT OR
                           GIVEN TO SECURITY HOLDERS)

                            ------------------------

________________________________________________________________________________



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     This Amendment No. 3 amends and supplements the Issuer Tender Statement on
Schedule 13E-4 dated March 12, 1999, as amended (the 'Schedule 13E-4'), filed by Triarc Companies, Inc., a Delaware corporation (the 'Company'), in connection with the Company's offer to purchase up to an aggregate of 5,500,000 shares of Class A Common Stock, par value $.10 per share, of the Company (the 'Class A Shares') and Class B Common Stock, par value $.10 per share, of the Company (the 'Class B Shares, and, together with the Class A Shares, the 'Shares') at prices not greater than $18.25 per share nor less than $16.25 per Share, net to the seller in cash as specified by stockholders tendering their shares, upon the terms and conditions set forth in the Offer to Purchase dated March 12, 1999 (the 'Offer to Purchase'), the Supplement to the Offer to Purchase dated April 8, 1999 (the 'Supplement') and the related Letter of Transmittal (which together constitute the 'Offer'). Copies of the Offer to Purchase, the Supplement and the Letter of Transmittal are filed with the Securities and Exchange Commission as Exhibits (a)(1), (a)(2) and (a)(9), respectively, to the Schedule 13E-4.

     Unless otherwise indicated, all defined terms used herein shall have the same meaning as those set forth in the Offer to Purchase.

ITEM 8. ADDITIONAL INFORMATION.

     Item 8(e) is amended by adding the following paragraph:

          Based upon a final count by Harris Trust and Savings Bank, the depositary for the Offer, 3,805,015 Shares were validily tendered and accepted for payment at $18.25 per Share, which represents all Shares tendered at $18.25 and below. Harris Trust and Savings Bank began issuing payment for Shares accepted in the Offer on April 27, 1999 and will complete the process as soon as possible. Prior to the repurchase, the Company had 29,329,819 Shares of common stock outstanding, consisting of 23,332,197 Class A Shares and 5,997,622 Class B Shares. As a result of this repurchase, the Company currently has 25,524,804 Shares of common stock outstanding, consisting of 19,527,182 Class A Shares and 5,997,622 Class B Shares.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

     (a)(14) Press Release issued by the Company dated April 28, 1999.

                                       2


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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          TRIARC COMPANIES, INC.

                                          By:         /s/ BRIAN L. SCHORR
                                             ...................................
                                                      BRIAN L. SCHORR
                                                  EXECUTIVE VICE PRESIDENT
                                                    AND GENERAL COUNSEL

Date: April 29, 1999

                                       3


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                                 EXHIBIT INDEX

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                                                                                                  SEQUENTIALLY
EXHIBIT NO.                                     DESCRIPTION                                      NUMBERED PAGES
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    (a)(14)   Press Release issued by the Company dated April 28, 1999........................
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